Exhibit 99.1
Alithya reports strong third quarter F2021 results

Accelerating growth and record bookings create momentum

Q3-2021 Highlights
•Revenues increased 6.6% to $70.6 million, compared to $66.2 million for the same quarter last year. The consolidated percentage increase would have been 7.1% assuming a constant US$ exchange rate.
•Gross margin increased 1.3% to $20.4 million, compared to $20.2 million for the same quarter last year.
•Gross margin as a percentage of revenues of 28.9%, down from the same quarter last year, however increasing on a sequential basis from the second quarter.
•Q3 bookings(1) reached $126.1 million, which translated into a book-to-bill ratio(1) of 1.86 for the quarter, and 1.33 year-to-date.
•Net bank borrowing(1) of $17.1 million at the end of the third quarter, compared to $26.9 million as at March 31, 2020.
•Adjusted EBITDA(1) reached $2.3 million, a decrease from $3.5 million in the same quarter last year, but a sequential improvement compared to $0.8 million from the second quarter.
•Net loss of $4.8 million, or $0.08 per share, compared to a net loss of $1.8 million, or $0.03 per share, for the same quarter last year.
•Added eleven new clients in Q3.
MONTREAL, QUEBEC (February 11, 2021) – Alithya Group inc. (TSX: ALYA) (NASDAQ: ALYA) (“Alithya” or the “Company”), a leader in strategy and digital transformation with more than 2,200 professionals and offering digital business solutions across Canada, the U.S. and Europe, reported today its results for the third quarter of fiscal 2021 ended December 31, 2020. All amounts are in Canadian dollars unless otherwise stated.
Summary of the financial results for the third quarter:

Financial Highlights (in thousands of $, except for margin percentages)	F2021-Q3	F2020-Q3
Revenues	70,606	66,245
Gross Margin	20,428	20,161
Gross Margin (%)	28.9%	30.4%
Adjusted EBITDA(1)	2,290	3,521
Adjusted EBITDA Margin(1) (%)	3.2%	5.3%
Net loss	(4,793)	(1,815)
(1)These are non-IFRS financial measures. Please refer to the “Non-IFRS Measures” section at the end of this press release and in the MD&A for more information and calculated amounts.

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“I am very proud of the strong growth our team has delivered in the past quarter. Despite the global pandemic and working remotely, we have continued to build our trusted partner reputation, as demonstrated by record bookings. In the current environment, our revenues increased compared to the same period last year, driven by both our Canadian and U.S. operations. I am pleased to report that Alithya’s larger historical Canadian clients’ momentum is improving and showing, in aggregate, resumed growth, both on a year-over-year and sequential basis,” stated Paul Raymond, President and Chief Executive Office of Alithya.

“Demand for our digital transformation expertise is strong and our ability to deliver mission-critical solutions remotely is well established. During the quarter, our teams implemented twenty-two Microsoft and Oracle Enterprise Resource Planning (ERP) and Customer Relationship Management (CRM) solutions and completed more than twenty Enterprise Performance Management (EPM) go-lives for our customers in North America,” continued Paul Raymond.

“We continue our disciplined approach to pursue a number of acquisition opportunities, and remain committed to our strategic goal of doubling the size of the company, over a horizon of 3 to 5 years” concluded Paul Raymond.
Third Quarter Results
Revenues
Revenues amounted to $70.6 million for the three months ended December 31, 2020, a $4.4 million increase, or 6.6%, from $66.2 million for the three months ended December 31, 2019. Assuming a constant US$ exchange rate, the consolidated percentage increase would have been 7.1%. Revenues in Canada increased 9.0% to $40.0 million due to the contribution from acquisitions completed in 2020 and growth at certain key clients, which was partially offset by the negative impacts of the COVID-19 pandemic. U.S. revenues increased 4.5% to $27.6 million due primarily to the incremental revenue from the latest acquisition in the U.S., offset by the negative impacts of the COVID-19 pandemic, which were more prevalent in the U.S. compared to Canada. In Europe, revenues were stable at $3.0 million, from $3.1 million for the same quarter last year, a result of the impacts of the COVID-19 pandemic at one important client, partially offset by new business and clients. On a sequential basis, revenues in Europe increased by $0.6 million, from $2.4 million for the second quarter of this year.

Gross margin
Gross margin increased by $0.2 million, or 1.3%, to $20.4 million for the three months ended December 31, 2020, from $20.2 million for the three months ended December 31, 2019. Gross margin as a percentage of revenues decreased to 28.9% for the three months ended December 31, 2020, from 30.4% for the three months ended December 31, 2019. The decrease was driven primarily by reduced gross margin from Canada, due to the negative impacts of the COVID-19 pandemic on market conditions and the impact of increased costs on one large project, partially offset by increased gross margin in the U.S. and Europe and some governmental wage subsidies in Canada, the U.S. and Europe. The increased gross margin in the U.S. and Europe was partially offset by the negative impacts of the COVID-19 pandemic on utilization rates. On a sequential basis, the overall gross margin increased by $1.7 million, or 9.1%, from $18.7 million for the second quarter of this year.

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Adjusted EBITDA
Adjusted EBITDA amounted to $2.3 million, or an adjusted EBITDA margin of 3.2%. This compares with $3.5 million, or an adjusted EBITDA margin of 5.3%, for the same quarter last year. The contribution from acquisitions and increased margins from higher value-added businesses were offset by increased selling, general and administrative expenses.

Net loss
Net loss amounted to $4.8 million, or $0.08 per share, compared to $1.8 million, or $0.03 per share, for the same period last year. The increased net loss was driven by decreased adjusted EBITDA, increased selling, general and administrative expenses, increased amortization of intangibles and depreciation, and decreased income tax recovery.

Bookings
New bookings during the three months ended December 31, 2020, were $126.1 million. This translates into a book-to-bill ratio, for the quarter, of 1.86. For the nine months ended December 31, 2020, new bookings were $269.3 million, which translated into a book-to-bill ratio of 1.33. As previously announced, the bookings include the two year renewal of Alithya's framework agreement with the Desjardins Group.

Liquidity and Capital Resources
Net cash from operating activities was $1.1 million, compared to $8.1 million for the same period last year. This variation was mainly attributable to unfavorable changes in working capital and increased net loss.

Net bank borrowing reached $17.1 million, an improvement from $26.9 million as at March 31, 2020.

Nine-Month Results

Revenues increased to $209.7 million, compared to $205.8 million last year; gross margin was $59.6 million, or 28.4%, versus $62.0 million, or 30.1% last year; adjusted EBITDA was $6.4 million, or 3.0%, compared to $9.8 million, or 4.8% last year; operating loss was $14.4 million, compared to $7.0 million last year and; net loss was $14.8 million, or $0.25 per share, compared to $5.7 million, or $0.10 per share last year, for similar reasons as reported for the third quarter.

Strategic Plan

Alithya operates as an essential services provider in a growing industry. The Company continues to cautiously operate in the context of the COVID pandemic leveraging its business continuity plan focused on protecting its people, its clients and the Company. Alithya remains focused on its 3-5-year strategic plan which sets as a goal to confirm its position as a North American digital transformation leader, with the ambition of doubling the Company's size during this period. According to this plan, Alithya's consolidated scale and scope should allow it to leverage its geographies, expertise, integrated offerings, and position on the value chain to target the fastest growing IT segments. In fact, Alithya's specialization in digital technologies and the flexibility to either deploy enterprise solutions, or deliver solutions tailored to specific business objectives, responds directly to client expectations.
More specifically, the company has established a three-fold plan focusing on:
•Increasing scale through organic growth and complementary acquisitions
•Achieving best-in-class employee engagement
•Providing our investors, partners and stakeholders with long-term growing return on investment
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Forward-Looking Statements
This press release contains statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements in this press release include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support our operations; (ii) our ability to take advantage of business opportunities and meet our goals set in our three to five year strategic plan; (iii) our ability to develop new business, broaden the scope of our service offerings and enter into new contracts; (iv) our strategy, future operations, and prospects; (v) our need for additional financing and our estimates regarding our future financing and capital requirements; (vi) our expectations regarding our financial performance, including our revenues, profitability, research and development, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; (vii) our ability to realize the expected synergies or cost savings relating to the integration of our business acquisitions, and (viii) the impact of the COVID-19 pandemic and related response measures on our business operations, financial results and financial position and those of our clients and on the economy in general.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled "Risks and Uncertainties" of Alithya’s Management’s Discussion and Analysis for the quarter ended December 31, 2020 and Management's Discussion and Analysis for the year ended March 31, 2020, as well as in Alithya's other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained in this press release are qualified by these cautionary statements and are made only as of the date of this press release. Alithya expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.

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Non-IFRS Measures
This press release includes certain measures which have not been prepared in accordance with IFRS. EBITDA, adjusted EBITDA, adjusted EBITDA margin, net bank borrowing, bookings and book-to-bill ratio are non-IFRS measures. These measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. Please refer to the Management’s Discussion and Analysis for the quarter ended December 31, 2020 and the Management's Discussion and Analysis for the year ended March 31, 2020 for a description of such measures, a reconciliation to the most directly comparable IFRS financial measure and calculated amounts.
Conference Call
Alithya will hold a conference call to discuss these results on February 11, 2021 at 9:00 AM Eastern Time. Interested parties can join the call by dialing 1.833.921.1635 (North America) or 1.236.389.2651 (outside North America). Persons unable to call in at this time may access a recording by dialing 1.855.859.2056 and entering the passcode 5147045. This recording will be available starting February 11, 2021 until 11:59 PM Eastern Time March 13, 2021.
About Alithya
Alithya Group inc. is a leader in strategy and digital transformation in North America. Founded in 1992, the Company can count on more than 2,200 professionals in Canada, the U.S. and Europe. Alithya's integrated offering is based on four pillars of expertise: strategy services, application services, enterprise cloud solutions and data and analytics. Alithya deploys solutions, services, and skillsets to craft tools tailored to its clients’ unique business needs in the financial services, manufacturing, renewable energy, telecommunications, transportation and logistics, professional services, healthcare, and government sectors. To learn more, go to alithya.com.
Source:
Benjamin Cerantola
Senior Advisor, Corporate Communications
514 285-0006 # 6480
benjamin.cerantola@alithya.com

Note to readers: Management’s Discussion and Analysis and the interim condensed consolidated financial statements and notes thereto for the three months ended December 31, 2020 are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar and on the Company’s website at www.alithya.com. Shareholders may, upon request, receive a hard copy of these documents free of charge.
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